EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

December 6, 2002

[redacted]

02069059

02 DEC 11 AM 9:18

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

Shannon Ross

/lb
Enclosures

PROCESSED
P JAN 14 2003
THOMSON
FINANCIAL

dlw 1/13

United States Sec Filing
December 6, 2002

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. Correspondence with B.C. Securities Commission

1. Confirmation of Mailing – November 29, 2002
2. Consent of Qualified Person – November 27, 2002
3. Consent Letter of Qualified Person – November 27, 2002
4. Idaho-Maryland Mine – Technical Report – November 2002
5. Material Change Report-November 8, 2002

B. News Releases

1. Emgold Mining Corporation – Announces Brokered Private Placement Financing – November 15, 2002

2. Emgold Mining Corporation – receives technical report on the Idaho-Maryland Property – November 7, 2002

3. Emgold announces Debt Conversion – November 29, 2002

4. Emgold Increases Financing – November 29, 2002

C. Financials

1. Quarterly Report , BC Form 51-901F for period ending November 29, 2002.

BC FORM 53-901F
Form 25 (*Securities Act,* 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))
Form 27 (*Securities Act* (Nova Scotia))

02 DEC 11 AM 9:13

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 84 (1) of *Securities Act* (Saskatchewan)

Item 1 **Reporting Issuer**

Emgold Mining Corporation
1400, 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

November 7, 2002

Item 3. **Press Release**

Issued November 7th, 2002, and distributed through the facilities of the TSX Venture Exchange, Market News Publishing, Canada Stockwatch and Canada Newswire.

Item 4. **Summary of Material Change**

Emgold Mining Corporation – Receives Technical Report on the Idaho-Maryland Property.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 85(2) of the Act**

This report is not filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts requires to be disclosed which have been omitted.

Item 8. **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

William J. Witte
President and CEO
1400, 570 granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

November 8th, 2002
Date

"William J. Witte" (signed)
Signature

William J. Witte
Name

President and CEO
Position

Vancouver, British Columbia
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

November 7, 2002

Ticker Symbol: **EMR**-TSX Venture
SEC 12g3-2(b): 82-3003

EMGOLD MINING CORPORATION – RECEIVES TECHNICAL REPORT ON THE IDAHO-MARYLAND PROPERTY

Emgold Mining Corporation (Emgold) (EMR-TSX Venture) is pleased to announce receipt of the now completed Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the "Technical Reports") on its Idaho-Maryland Property located in Grass Valley, California. Emgold engaged AMEC E&C Services Ltd. (AMEC) to provide an independent Qualified Person's review and evaluation of the Idaho-Maryland Project. The primary objective of the Technical Report was the definition of a revised resource for the Idaho-Maryland Property. The independent review by AMEC supports the 2002 Idaho-Maryland project mineral resource estimate and its positive exploration potential for additional gold mineralization.

The Technical Report presents the current Measured and Indicated Mineral Resources for the Idaho-Maryland as 1.575 million tons at 0.21 ounces of gold per ton and an additional Inferred Mineral Resource of 2.413 million tons at 0.26 ounces of gold per ton. Using the historic Idaho-Maryland Mine Call Factor (MCF) of 1.44, the Measured and Indicated Mineral Resource grade is 0.27 ounces of gold per ton containing 423,000 ounces of gold and Inferred Minerals Resources grading 0.37 ounces per ton containing an additional 898,000 ounces of gold.

The Technical Report states, "Historically the planned mill feed tonnage and gold grade rarely matched the actual results. This was a result of a variety of factors that could be resolved by adjusting the planned production by a constant number. This number or factor is called the multiplier factor or mine call factor. Commonly, these deposit types typically under-predict the gold produced." The report also states, "Two factors were calculated: a "model" (underground sampling) to "mine" (muck car sampling) factor, equal to 1.21, and a "mine" to "mill" factor, calculated to be 1.19. The total Mine Call Factor is equal to 1.44. AMEC reviewed the work done by JAA (James Askew and Associates) and agrees with their results. The use of the Mine Call Factor can be used to establish a relationship between the historic underground channel samples and expected production. This factor should only be used on the nuggety vein system data. The more homogeneous slate hosted mineralization should not be factored at any resource category."

The Idaho-Maryland Property is located in Grass Valley; California, which is one of the most famous mining districts in California. Placer gold was first found in Wolf Creek in 1848 and gold-bearing quartz was discovered at Gold Hill in 1850. The original claim on the Idaho-Maryland Mine Property was staked in 1851 and high-grade gold

mineralization was discovered in 1863. The principal mines in the area included the North Star, Empire, Idaho-Maryland, Pennsylvania and W.Y.O.D. mines. Over the approximately 106 years of gold mining activity in the Grass Valley district from 1850 to 1956, it has been estimated that a total of 17 million ounces (529 million grams) of gold were produced, the Empire mine yielding an estimated 5.80 million ounces (180 million grams) and the Idaho-Maryland Mine Property yielding 2.38 million ounces (74 million grams) of gold from 5,546,000 short tons or a recovered grade of 0.43 ounces of gold per short ton. The Empire mine was mined to the 5,000-foot (1,524 m) level whereas the adjacent Idaho-Maryland Mine Property was mined only to the 3,280-foot (1,000 m) level.

The Technical Report includes a thorough review of the historical information available on the Idaho-Maryland Mine up to the time of closure in 1956 as well as recent work completed by Emgold. The primary objective of the Technical Report is to summarize the available data and present revised resources to allow Emgold to move the development of the Idaho-Maryland forward in accordance with National Instrument 43-101.

The following is reprinted from the Summary of the Technical Report:

"The 2002 mineral resource for the Idaho-Maryland property was estimated under the direction of Emgold's Qualified Person, Mr. Mark Payne (Registered Geologist 7067, State of California), using traditional longitudinal sections and 3D geologic models by commercial mine planning software (Vulcan®). AMEC validated the evidence for the pertinent vein/structural interpretation data support and consistency. All examples based on the underground data demonstrated good data back-up and sound projection limits. The interpretations covering the drill hole intercepts also were sound and reasonably projected. However, the latter is hampered by the uncertainty in spatial location of the drill hole intercept due to the holes not having been down hole surveyed. AMEC also checked numerous resource blocks for correct tabulation of sample values, reasonable projection limits, and volumetric and trigonometric calculations. The checked blocks were properly constructed and calculated.

"The mineral resource classification of the Idaho-Maryland deposits used logic consistent with the CIM definitions referred to National Instrument 43-101. AMEC assessed the criteria used by Emgold for this classification and generally agreed with them. Emgold's classification protocol was amended to classify mineral resources outlined by single drill hole intercepts as "inferred" and to downgrade any resource blocks that demonstrate a degree of uncertainty in the grade estimate due to the presence of numerous +1 opt Au assayed samples (mostly originally measured resources downgraded to indicated resources). In the case of the latter condition, those blocks will remain in the downgraded resource category until such time that a proper investigation is carried out to set appropriate grade capping levels at Idaho-Maryland.

"The mineralization of the Idaho-Maryland project as of November 5, 2002, is classified as measured, indicated and inferred mineral resources. The classified mineral resources are shown in Table 1.1. The Idaho-Maryland mineral resource was reported at a 0.10 opt Au cut-off grade. All estimated resource blocks equal to or greater than 0.10 opt Au were tabulated in the summary."

Table 1-1: Idaho-Maryland Project Mineral Resource Summary, October 25, 2002

	True Thickness (ft)	Tonnage (tons)	Gold Grade (opt)	Gold (oz)	Gold Grade (opt) 1.44 MCF	Gold (oz) 1.44 MCF[1]
Eureka Group						
Measured Mineral Resource	6.5	17,000	0.18	3,000	0.29	5,000
Indicated Mineral Resource	5.7	41,000	0.27	11,000	0.37	15,000
Measured + Indicated Mineral Resources	**5.9**	**58,000**	**0.24**	**14,000**	**0.34**	**20,000**
Inferred Mineral Resources	9.5	393,000	0.21	81,000	0.30	117,000
Idaho Group						
Measured Mineral Resource	17.5	129,000	0.24	31,000	0.34	44,000
Indicated Mineral Resource	13.4	151,000	0.41	62,000	0.60	90,000
Measured + Indicated Mineral Resources	**15.3**	**280,000**	**0.33**	**93,000**	**0.48**	**134,000**
Inferred Mineral Resources	10.4	791,000	0.24	190,000	0.35	274,000
Dorsey Group						
Measured Mineral Resource	11.9	59,000	0.22	13,000	0.32	19,000
Indicated Mineral Resource	7.2	102,000	0.32	33,000	0.47	47,000
Measured + Indicated Mineral Resources	**8.9**	**161,000**	**0.29**	**46,000**	**0.42**	**66,000**
Inferred Mineral Resources	9.6	941,000	0.30	285,000	0.46	410,000
Brunswick Group						
Measured Mineral Resource	8.0	63,000	0.17	11,000	0.25	16,000
Indicated Mineral Resource	6.2	107,000	0.28	30,000	0.40	43,000
Measured + Indicated Mineral Resources	**6.9**	**170,000**	**0.24**	**41,000**	**0.34**	**59,000**
Inferred Mineral Resources	7.3	288,000	0.23	67,000	0.34	96,000
Waterman Group						
Measured Mineral Resource	70.7	831,000	0.15	127,000		
Indicated Mineral Resource	30.5	75,000	0.21	16,000		
Measured + Indicated Mineral Resources	**67.3**	**906,000**	**0.16**	**144,000**		
Idaho-Maryland Project[2]						
Measured Mineral Resource 1	13.2	268,000	0.22	58,000	0.31	84,000
Measured Mineral Resource 2	70.7	831,000	0.15	127,000	0.15	127,000
Indicated Mineral Resource	12.5	476,000	0.32	152,000	0.44	211,000
Measured + Indicated Mineral Resources	**43.3**	**1,575,000**	**0.21**	**337,000**	**0.27**	**423,000**
Inferred Mineral Resources	9.6	2,413,000	0.26	623,000	0.37	898,000

1. MCF = Mine Call Factor (not applicable to Waterman Group resources). **2.** Idaho-Maryland measured resources are split into two categories: 1. the Eureka, Idaho, Dorsey, and Brunswick Groups, and 2. the Waterman Group (stockwork/slate type ore).

Bill Witte, P. Eng., Emgold's President stated, "We are very pleased with the results of the Technical Report because it confirms a solid baseline resource with newly defined near surface exploration potential combined with the historic deeper exploration targets. Our knowledge and understanding of the structural geology of the Idaho-Maryland will allow us to move forward with an exciting exploration and development program. This program is currently being developed by Emgold's project team with assistance by AMEC and will be announced upon completion of the scoping study."

Concurrent with the preparation of the Technical Report, Emgold and AMEC are completing a scoping study to further define further work including the necessary permitting requirements to initiate a development plan including surface drilling and underground exploration and development programs for the Idaho-Maryland. The

surface-drilling program will allow Emgold to test the recently developed understanding of the structural complexity of the Idaho-Maryland while exploring additional resource potential above the Id 1000 Level. A preliminary assessment will be completed to evaluate the economics of exploration and development down to the Id 1000 Level and deeper, with ultimate access to the Br 3280 Level.

The complete Technical Report will be posted on www.sedar.com and on the Company's website www.emgold.com.

On Behalf of the Board of Directors

William J. Witte, P. Eng.
President and CEO

For further information please contact:
William J. Witte, President and CEO
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

02 DEC 11 AM 9: 10

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*

   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*

   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*

   Provide the following information for the year-to-date period:

   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*

   Provide the following information as at the end of the reporting period:

   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

   (b) number and recorded value for shares issued and outstanding,

   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*

   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

   (b) Focus the discussion on material information, including liquidity, capital resources, known trends,

commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
  i. the name of the person;
  ii. the amount paid during the reporting period; and
  iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY	MM	DD
Emgold Mining Corporation.			September 30, 2002	2002	Nov	29
ISSUER ADDRESS						
Suite 1400 – 570 Granville Street						
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.		
Vancouver	BC	V6C 3P1	604-687-4212	604-687-4622		
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.		
Shannon Ross		Secretary		604-687-4622		
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS				
sross@langmining.com		www.emgoldmining.com				

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
[signature]	Frank A. Lang	2002	NOV	29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
[signature]	William J. Witte	2002	NOV	29

EMGOLD MINING CORPORATION
(an exploration stage company)
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(unaudited – prepared by management)

EMGOLD MINING CORPORATION

(an exploration stage company)
CONSOLIDATED BALANCE SHEETS
(Unaudited - prepared by management)

	September 30, 2002	December 31, 2001
Assets		
Current assets		
Cash and cash equivalents	$ 228,726	$ 7,128
Accounts receivable	15,298	959
	244,024	8,087
Reclamation deposits	3,000	3,000
Equipment	6,035	-
Mineral property interests (see schedule)	286,234	147,459
	$ 539,293	$ 158,546
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 79,484	$ 56,495
Promissory note	160,552	459,894
Due to related parties	135,661	871,666
	375,697	1,388,055
Due to related parties (Note 4(b))	787,585	-
	1,163,282	1,388,055
Shareholders' equity		
Share capital (Note 2)	17,768,876	17,151,797
Deficit	(18,392,865)	(18,381,306)
	(623,989)	(1,229,509)
	$ 539,293	$ 158,546

Subsequent events (Note 4)

Approved by the Board

/s/Frank A. Lang
Frank A. Lang
Director

/s/William J. Witte
William J. Witte
Director

EMGOLD MINING CORPORATION

(an exploration stage company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

	Three Months Ended September 30, 2002	Three Months Ended September 30, 2001	Nine Month Ended September 30, 2002	Nine Month Ended September 30, 2001
Expenses (Income)				
Amortization	$ 15	$ 3,589	$ 15	$ 10,767
Exchange (gains) losses	1,175	2,066	1,201	2,988
Finance expense	3,403	8,678	12,181	23,891
Legal, accounting and audit	18,089	435	24,698	22,804
Office and administration	1,408	2,233	2,307	46,481
Idaho-Maryland mineral property costs	-	(746,696)	-	(746,696)
Property investigations	14,808	-	24,418	-
Salaries and benefits	31,658	15,724	71,896	33,040
Shareholder communications	5,951	1,389	30,767	24,334
Taxes	1,288	478	2,559	1,701
Travel and conferences	335	-	335	-
Write-down (recovery) of mineral property interests	1	701,821	(158,789)	-
Write-down of fixed assets	-	-	-	4,924
Interest and other income	-	(36)	(29)	(949)
	78,131	(10,319)	11,559	(576,715)
Loss (income) for the period	(78,131)	10,319	(11,559)	576,715
Deficit, beginning of period	(18,314,734)	(17,796,903)	(18,381,306)	(18,363,299)
Deficit, end of period	$ (18,392,865)	$ (17,786,584)	$ (18,392,865)	$ (17,786,584)
Loss (income) per share, basic and diluted	$ (0.00)	$ 0.00	$ (0.00)	$ 0.03
Weighted average number of common shares outstanding	21,193,015	18,568,667	19,762,359	18,532,726

EMGOLD MINING CORPORATION

(an exploration stage company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

	Three Months Ended September 30, 2002	Three Months Ended September 30, 2001	Nine Months Ended September 30, 2002	Nine Months Ended September 30, 2001
Cash provided by (used for)				
Operations				
Loss for the period	$ (78,131)	$ 10,319	$ (11,559)	$ 576,715
Items not involving cash				
Amortization	15	10,767	15	10,767
Foreign exchange	-	(7,178)	-	-
Idaho-Maryland mineral property costs	-	(44,875)	-	(746,696)
Finance expense	-	8,678	-	23,891
Write-down (recovery) of mineral property interests	-	-	(158,789)	-
Write-down of fixed assets	-	-	-	4,924
	(78,116)	(22,289)	(170,333)	(130,399)
Changes in non-cash working capital				
Accounts receivable	(9,827)	866	(14,339)	3,609
Accounts payable and accrued liabilities	(202,397)	8,655	22,989	9,625
Promissory note, current	(72,174)	-	(72,174)	-
Due to related parties	37,720	38,074	-	170,012
	(324,794)	25,306	(233,857)	52,847
Investments				
Mineral property interests:				
Acquisition costs	(12,065)	(12,616)	(88,241)	(18,581)
Exploration and development costs	(79,991)	(7,390)	(99,913)	(39,644)
Equipment	(6,050)	-	(6,050)	-
	(98,106)	(20,006)	(194,204)	(58,225)
Financing				
Due to related parties	276,581	-	276,581	-
Common shares issued for cash	373,078	-	373,078	-
	649,659	-	649,659	-
Foreign exchange loss on cash held in				
Decrease in cash and cash equivalents during the period	226,759	5,300	221,598	(5,378)
Cash and cash equivalents, beginning of period	1,967	3,406	7,128	14,084
Cash and cash equivalents, end of period	$ 228,726	$ 8,706	$ 228,726	$ 8,706

EMGOLD MINING CORPORATION
(an exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2002 and 2001
(Unaudited – prepared by management)

The accompanying consolidated financial statements for the interim periods ended September 30, 2002 and 2001, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The consolidated financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2001.

1. **Going concern assumption**

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect due to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

The Idaho-Maryland Property was written down to a nominal carrying value of $1 in fiscal 1999. All of the costs related to the ongoing maintenance and acquisition of the Idaho-Maryland Property continue to be written off. Currently the Company holds the exploration permit for exploration on the property. Negotiations with the vendors of the Idaho-Maryland property were successful, and a new lease and option to purchase agreement has been signed. The promissory notes payable to the vendors were renegotiated, and payments required to the end of fiscal 2002 are presented in current liabilities. The accrued payments related to payments capitalized in prior years have been included in the statements of operations and deficit, since they relate to write-downs incurred in prior periods. The Company intends to keep the Idaho-Maryland Property in good standing, but the capital required will have to be raised by private placement or other new financing, and there is no guarantee that such funds will be available. Exploration costs on the Idaho-Maryland property have been capitalized for all expenditures incurred after July 1, 2002, and total $74,343.

As at September 30, 2002, the Company had a working capital deficiency of $131,673 and a deficit of $18,392,865.

The Company has capitalized $211,891 in acquisition and exploration costs related to the Holly, Rozan, Stewart and other mineral property interests. Under the Holly mineral property lease agreement the Company has an obligation to make a cash payment of $US 8,000 and issue 100,000 common shares on the first anniversary of the effective date of the agreement. These shares have not been issued and the property has been written down to a carrying value of $1.

The current obligations in respect of the Holly, Stewart and Rozan mineral properties only guarantee a continuing interest in those properties, for the Company to realise the carrying value of these investments additional funding would be required or a joint venture partner would have to be identified to assist with the funding of these ventures. The Company has staked mineral claims in southeastern British Columbia.

1. Going concern assumption (continued)

These costs, mentioned above, are in addition to ongoing general and administration expenditures and costs on other exploration properties held by the Company.

The Company's ability to continue in operation is dependent on the continuing support of its creditors and funding from related parties, and its ability to secure additional financing. While it has been successful in securing additional financing in the past, there can be no assurance that it will be able to do so in the future. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities and balance sheet classifications used that would be necessary if going concern assumptions were not appropriate. Some adjustments could be material. There is significant doubt about the ability of the Company to continue as a going concern.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

2. Share capital

The authorized share capital of the Company consists of 500,000,000 (2001 – 50,000,000) common shares without par value and 50,000,000 preferred shares without par value.

Common shares issued and outstanding are as follows:

	Number of Shares	Amount
Balance, December 31, 2001	18,589,319	$ 17,151,797
Rozan property payment at $0.10	50,000	5,000
Debt settlement at $0.10	2,250,000	225,000
Options exercised at $0.10	180,000	18,000
Stewart property payment at $0.28	50,000	14,000
Warrants exercised at $0.25	50,000	12,500
Private placement at $0.25, less share issue costs	1,600,000	342,579
Balance, September 30, 2002	22,769,319	$ 17,768,876

There are 4,558 (2001 – 4,558) common shares held in escrow, which may not be released without the approval of the TSX Venture Exchange.

EMGOLD MINING CORPORATION
(an exploration stage company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2002 and 2001
(Unaudited – prepared by management)

3. Related party transactions and balances

Services rendered by:	September 30, 2002	September 30, 2001
Lang Mining Corporation	$ --	$ 88,161
Director	$US 19,140	$US 11,526
LMC Management Services Ltd.	$ 112,450	$ 14,469

Balances payable to:	September 30, 2002	December 31, 2001
Lang Mining Corporation	$ (456,912)	$ (318,153)
Legal fees	$ (33,804)	$ (16,390)
Directors	$ (343,702)	$ (446,995)
LMC Management Services Ltd.	$ (65,710)	$ (30,168)
Sultan Minerals Inc.	$ (4,447)	$ (3,313)
Valerie Gold Resources Ltd.	$ (3,138)	$ (2,661)
	$ (923,246)	$ (871,666)

During the nine months ended September 30, 2002, 2,250,000 common shares were issued at a price of $0.10 in settlement of $225,000 in indebtedness to four creditors related to the Company.

4. Subsequent events

Subsequent to September 30, 2002:

(a) Canaccord has agreed to act as agent on a commercially reasonable efforts basis to carry out a private placement of up to 2,800,000 units at a price of $0.25 per unit, for gross proceeds of up to $500,000. Each Unit is comprised of one common share in the capital of the Company and one non-transferable share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional common share of the Company for a period of one year from closing, at an exercise price of $0.30. Upon closing Canaccord will receive a commission of 8%, of which the agent may elect to be paid up to one half in Units, and will receive an administration fee. Canaccord will also receive 20% non-transferable Agent's Warrants exercisable for a period of one year from closing at an exercise price of $0.30.

(b) An agreement has been reached with Frank A. Lang and Lang Mining Corporation (collectively, "Lang") by which Lang will accept an estimated total of 3.95 million Series A First Preference Shares in full satisfaction of an estimated aggregate $790,000 of indebtedness owing to Lang. The indebtedness arises from previous advances made by Lang over a prolonged period in providing financial support to the Company. The debt conversion will be subject to regulatory approval.

The Series A First Preference Shares will rank in priority to the Company's common shares and will be entitled to fixed cumulative preferential dividends at a rate of 7% per annum. The shares will be redeemable by the Company at any time at a redemption price of $0.20 per share, but are redeemable by the holder only out of funds available that are not in the Company's opinion otherwise required for the development of the Company's mineral property interests or to maintain a minimum of $2 million in working capital.

4. Subsequent events (continued)

The Series A First Preference Shares will be convertible into common shares at any time at a ratio of one (1) common share for every four (4) Series A First Preference Shares. The shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 (U.S.) per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

The Series A First Preference Shares will be non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Schedules of Mineral Property Interests
(Unaudited – prepared by management)

Mineral property interests	September 30, 2002	December 31, 2001
Idaho-Maryland Mine, California		
Acquisition costs		
Balance, beginning of period	$ 1	$ 1
Incurred during the period	(170,508)	33,332
Write-down (recovery) during the period	170,508	(33,332)
Balance, end of period	1	1
Exploration and development costs		
Consulting and engineering studies	80,156	24,326
Site activities	1,922	6,215
Travel and accommodation	3,982	2,098
Incurred during the period	86,060	32,639
Less write-down of exploration and development costs	(11,718)	(32,639)
Balance, end of period	74,342	1
	74,343	
Rozan Property, British Columbia		
Acquisition costs		
Balance, beginning of period	23,990	15,990
Incurred during the period	15,000	8,000
Balance, end of period	38,990	23,990
Exploration and development costs		
Assays	117	346
Geological and geochemical	370	(4,568)
Site activities	173	11,453
Incurred during the period and balance, end of period	660	7,231
Balance, beginning of period	94,748	87,517
Balance, end of period	95,408	94,748
	134,398	118,738
Porph Claim, British Columbia		
Acquisition costs		
Balance, beginning of period	3,324	--
Incurred during the period	1,513	3,324
Balance, end of period	4,837	3,324
Stewart Property, British Columbia		
Acquisition costs		
Balance, beginning of period	9,636	--
Incurred during the period	34,093	9,636
Balance, end of period	43,729	9,636
Exploration and development costs		
Assays and analysis	7,615	11,814
Geological	4,662	3,004
Site activities	843	941
Travel and accommodation	47	--
Incurred during the period	13,167	15,759
Balance, beginning of period	15,759	
Balance, end of period	28,926	15,759
	72,655	25,395
Holly Property, Nevada		
Acquisition costs		
Balance, beginning of period	1	28,996
Incurred during the period	--	5,390
Write-down of mineral property interest	--	(34,385)
Balance, end of period	1	1
Mineral property interests	$ 286,234	$ 147,459

EMGOLD MINING CORPORATION
QUARTERLY REPORT
SEPTEMBER 30, 2002

Schedule A:

See unaudited consolidated financial statements.

Schedule B:

1. **Analysis of expenses and deferred costs**

See unaudited consolidated financial statements attached in Schedule A to the Form 51-901.

2. **Related party transactions**

See note 3 to the unaudited consolidated financial statements for the nine months ended September 30, 2002.

3. **Summary of securities issued and options granted during the period**

(a) **Securities issued during the three months ended September 30, 2002**

Date of Issue	Type of Security	Type of Issue	Number	Price ($)	Total Proceeds ($)	Type of Consider-ation	Commis-sion Paid
July 15, 2002	Common	Stock option exercise	150,000	0.10	15,000	Cash	Nil
July 30, 2002	Common	Stock option exercise	30,000	0.10	3,000	Cash	Nil
August 8, 2002	Common	Property payment	50,000	0.28	14,000	Property payment	Nil
September 20, 2002	Common	Private placement	800,000	0.25	200,000	Cash	18,000
September 27, 2002	Common	Private placement	800,000	0.25	200,000	Cash	18,000
September 29, 2002	Common	Warrants exercised	50,000	0.25	12,500	Cash	Nil

(b) **Options granted during the three months ended September 30, 2002**

Nil

4. **Summary of securities as at the end of the reporting period**

(a) **Authorized Capital**

500,000,000 common shares without par value.
50,000,000 preferred shares.

(b) **Issued and Outstanding Capital at September 30, 2002**

22,769,319 common shares are issued and outstanding. (See Note 2 to the interim consolidated financial statements.

(c) (i) **Stock Options Outstanding**

# of Shares	Exercise Price ($)	Expiry Date
165,000	0.30	April 22, 2003
115,000	0.30	September 22, 2003
52,000	0.30	June 16,2004
13,000	0.30	February 21, 2007
195,000	0.30	April 21, 2007
202,000	0.25	January 15, 2009
150,000	0.25	June 11, 2009
1,077,000	0.10	October 12, 2011
1,969,000		

(ii) **Warrants Outstanding**

# of Shares	Exercise Price ($)	Expiry Date
960,000	0.30	September 20, 2003
960,000	0.30	September 27, 2003
1,920,000		

(d) **Shares in Escrow**

There are 4,558 common shares held in escrow.

5. **List of directors and officers**

Frank A. Lang –Chairman and Director
William J. Witte –President, Chief Executive Officer and Director
Ron Lang - Director
Sargent H. Berner - Director
Ross Guenther – Director
Arthur G. Troup – Vice President, Exploration
Shannon M. Ross – Chief Financial Officer and Corporate Secretary

Quarterly Report
September 30, 2002

Schedule C: Management Discussion and Analysis For The Nine Months Ended September 30, 2002

Idaho-Maryland Property

The Company has completed a Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the "Technical Report") on its Idaho-Maryland Property located in Grass Valley, California. Emgold engaged AMEC E&C Services Ltd. (AMEC) in September 2002 to provide an independent Qualified Person's review and evaluation of the Idaho-Maryland Project. The primary objective of the Technical Report was the definition of a revised resource for the Idaho-Maryland Property. The independent review by AMEC supports the 2002 Idaho-Maryland project mineral resource estimate and its positive exploration potential for additional gold mineralization. The Technical Report was completed in November 2002.

The Technical Report presents the current Measured and Indicated Mineral Resources for the Idaho-Maryland as 1.575 million tons at 0.21 ounces of gold per ton with an additional Inferred Mineral Resource of 2.413 million tons at 0.26 ounces of gold per ton. Using the historic Idaho-Maryland Mine Call Factor (MCF) of 1.44, the Measured and Indicated Mineral Resource grade is 0.27 ounces of gold per ton containing 423,000 ounces of gold and Inferred Minerals Resources grading 0.37 ounces per ton containing an additional 898,000 ounces of gold. The Technical Report states "The independent review by AMEC supports the 2002 Idaho-Maryland project mineral resources estimate and its positive exploration potential for additional gold mineralization."

The Technical Report includes a thorough review of the historical information available on the Idaho-Maryland Mine up to the time of closure in 1956 as well as recent work completed by Emgold. The primary objective of the Technical Report is to summarize the available data and present revised resources to allow Emgold to move the development of the Idaho-Maryland forward in accordance with National Instrument 43-101.

Concurrently with the preparation of the Technical Report, Emgold and AMEC are completing a scoping study to further define additional work including the necessary permitting requirements to initiate a development plan including surface drilling and underground exploration and development programs. The surface-drilling program will allow Emgold to test the recently developed understanding of the structural complexity of the Idaho-Maryland while exploring additional resource potential above the Id 1000 Level. A preliminary assessment will be completed to evaluate the economics of exploration and development down to the Id 1000 Level and deeper, with ultimate access to the Br 3280 Level.

Emgold had a net recovery of expenditures of $158,789 on the Idaho-Maryland Property in the nine months ended September 30, 2002. The Idaho-Maryland Property was written down to a nominal carrying value of $1 in fiscal 1999. All of the costs related to the ongoing maintenance and acquisition of the Idaho-Maryland Property were written off up to June 30, 2002. Negotiations with the vendors of the Idaho-Maryland property were successful, and a new lease and option agreement was signed in the second quarter of fiscal 2002. Effective July 1, 2002, the exploration and development costs on the Idaho-Maryland property will be capitalized. Currently Emgold holds a Use Permit (U94-017) for dewatering and exploration on the property. The Use Permit expires on January 25, 2003. Emgold intends to keep the Idaho-Maryland Property in good standing, but the capital required will have to be raised by private placement or other new financing, and there is no guarantee that such funds will be available.

During the third quarter Emgold completed a private placement through the facilities of Canaccord Capital Corporation ("Canaccord") whereby Canaccord acted as agent for a private placement of 1,600,000 units at a price of $0.25 per unit, for gross proceeds of $400,000. Each Unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one

additional common share for a period of one year from closing at an exercise price of $0.30. Canaccord received a commission of 9% in cash and 320,000 non-transferable agent's warrants exercisable for a period of one year from closing at an exercise price of $0.30. Canaccord was also granted a right of first refusal to provide any brokered financing for a period of one year.

Pursuant to its right of first refusal, and subsequent to September 30, 2002, Canaccord has agreed to act as agent on a commercially reasonable efforts basis to carry out a private placement of up to 2,800,000 units at a price of $0.25 per unit, for gross proceeds of up to $500,000. Each Unit will be comprised of one common share and one non-transferable share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional common share of Emgold for a period of one year from closing, at an exercise price of $0.30. Upon closing Canaccord will receive a commission of 8% of which the agent may elect to be paid up to one half in Units, and will receive an administration fee. Canaccord will also receive non-transferable Agent's Warrants in an amount equal to 20% of the offering exercisable for a period of one year from closing at an exercise price of $0.30.

Proceeds from the private placement will be used for the further development of the Idaho-Maryland Property in Grass Valley, California including property payments, administrative, legal, accounting and audit costs as well as for general corporate purposes and working capital. Based on the recommendations from the recent Technical Report prepared by AMEC E&C Services Ltd. (AMEC), Emgold will continue to work on geological interpretations in areas where historic information is available that have yet to be reviewed by the project team. Emgold with AMEC are currently completing a scoping study to define a development plan including surface drilling and underground exploration and development programs for the Idaho-Maryland.

Stewart Property

The Stewart property, optioned in 2001, consists of 82 mineral claims, located close to the Gold Mountain gold porphyry discovery on the Kena property held by Sultan Minerals Inc. near Ymir, British Columbia.

Emgold's geological consultant, P&L Geological Services, has compiled all historical information on the Stewart property. The results of this initial exploration program will be combined with the results of previous surveys in order to define target areas for follow-up by trenching and diamond drilling. Further work will be required to select drill sites in these large areas.

Rozan Property

Emgold continues to hold the Rozan Property, a gold prospect, located south of Nelson in southeastern British Columbia. Further work at Rozan is planned to explore the remainder of the 1,450-hectare property, which contains numerous exploration targets.

Holly Gold Property

Emgold has a 20-year lease and option agreement on the Holly Gold Property, consisting of 35 mineral claims situated in the Antelope Springs Mining District, Pershing County, Nevada. Discovered in 1864 the Holly Mine was initially explored for antimony and during World War I produced approximately 512 tons of antimony. Property work completed to date has defined two targets believed to have potential for bulk mineable gold mineralization.

Overview

Emgold's principal business is the exploration and development of mineral properties. Emgold is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management as having favourable exploration potential. Emgold advances its projects to varying degrees by prospecting, mapping, geophysics and drilling until it decides either that the

property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party. The mineral exploration business is high risk and most exploration projects do not become mines.

Financial Position

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes for the years ended December 31, 2001 and 2000.

Financing Activities

At September 30, 2002, Emgold had a working capital deficiency of $131,673. Working capital is defined as current assets less current liabilities.

Investing Activities

During the nine months ended September 30, 2002, Emgold expended $72,655 in exploration and acquisition costs on the Stewart Property and a total of $134,398 on exploration and property payments associated with the Rozan property in the first nine months of fiscal 2002. Commencing on July 1, 2002, Emgold has capitalized exploration and development costs relating to the Idaho-Maryland property in Grass Valley, California. Capitalized costs to September 30, 2002, total $74,343.

Liquidity and Capital Resources

Results of Operations

Emgold's loss for the nine months ended September 30, 2002, was $11,559 or $0.00 per share, compared to income of $576,715 or $0.03 per share for the nine months ended September 30, 2001, due to the recovery of accruals relating to the Idaho-Maryland property which had previously been written off in fiscal 1999. Emgold's expenditures in 2002 reflect the expenses incurred with respect to the negotiations on the Idaho-Maryland property. Overall the lower level of expenditures reflects the reduced activity level and Emgold's continued efforts to conserve cash flow. Administrative expenditures will likely increase as exploration activity on the Idaho-Maryland property proceeds.

Management fees of $30,000 were paid to Lang Mining Corporation ("Lang Mining") in the nine months ended September 30, 2001, with no comparative expense in the nine months ended September 30, 2002. The contract with Lang Mining expired on June 30, 2001. Effective August 1, 2001, a private company, LMC Management Services Ltd. ("LMC"), held equally by the public companies sharing the office space at the current office premises, was formed to perform administrative, geological and management functions for the companies. Expenses are allocated on a cost basis based on activity levels, inclusive of salaries and wages, to the various companies sharing office space.

Shareholder communication costs increased from $24,334 in fiscal 2001 to $30,767 in fiscal 2002. These costs include shareholder dissemination costs, transfer agent and regulatory and filing fees.

Professional fees, consisting of legal, audit and accounting fees increased from $22,804 in fiscal 2001 to $24,698 in fiscal 2002. Annual expenditures will likely remain at approximately the same level for the remainder of fiscal 2002, unless activity increases, with the related legal and other services that will be required.

During fiscal 2002, $12,181 was expended on finance expense relating to the promissory notes payable to an officer and director of Emgold as compared to $23,891 in fiscal 2001. Subsequent to the nine months ended September 30, 2002, Emgold has announced that balances payable to an officer and director of and a private company controlled by the same officer and director totalling $787,585 and interest accrued to the date of agreement will be converted to Series A First Preference shares. The indebtedness arises from previous advances made by Frank A. Lang and Lang Mining over a prolonged period in providing financial support to Emgold. The debt conversion will be subject to regulatory approval.

The Series A First Preference Shares will rank in priority to Emgold's common shares and will be entitled to fixed cumulative preferential dividends at a rate of 7% per annum. The shares will be redeemable by Emgold at any time at a redemption price of $0.20 per share, but are redeemable by the holder only out of funds available that are not in the Company's opinion otherwise required for the development of its mineral property interests or to maintain a minimum of $2 million in working capital.

The Series A First Preference Shares will be convertible into common shares at any time at a ratio of one (1) common share for every four (4) Series A First Preference Shares. The shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 (U.S.) per ounce in lieu of cash, provided that Emgold has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

The Series A First Preference Shares will be non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

Outlook

Emgold's focus over the next few months will be on obtaining additional financing to allow Emgold to explore the Idaho-Maryland gold property in areas above the 1,000 ft level and adjacent to the famous Idaho Number 1 stope, which produced 1 million ounces of gold from 1 million tons. Emgold with AMEC E & C Services Ltd are currently completing a scoping study to define a development plan including surface drilling and underground exploration and development programs for the Idaho-Maryland. The Company is currently designing a surface exploration program consisting of approximately 15,000 to 20,000 feet of diamond drilling from 4 to 6 surface locations. The drill program is intended to test high-grade targets defined during the preparation of the Technical Report. Applications for drill permits will be submitted to the appropriate local government agencies upon completion of the drilling planning process. It is estimated that each concurrent application for drilling permits for up to six locations could take approximately 3 to 6 months. During the permitting process the Company will continue to review historic geologic and mining data in order to expand the existing resource base. Management is continuing to identify cost effective measures to put the Idaho-Maryland back into profitable production for the benefit of the community of Grass Valley and Emgold's shareholders.

Provided sufficient financing can be obtained, Emgold is ready to prepare for submission its mine and mill permit application on the Idaho-Maryland property, which is anticipated to cost approximately US$500,000, to be reviewed and approved by the appropriate officials and is expected to take twelve to twenty-four months to complete.

Subsequent to September 30, 2002, Canaccord has agreed to act as agent on a commercially reasonable efforts basis to carry out a private placement of up to 2,800,000 units at a price of $0.25 per unit, for gross proceeds of up to $500,000. Each Unit is comprised of one common share in the capital of Emgold and one non-transferable share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional common share of Emgold for a period of one year from closing, at an exercise

price of $0.30. Upon closing Canaccord will receive a commission of 8%, of which the agent may elect to be paid up to one half in Units, and will receive an administration fee. Canaccord will also receive 20% non-transferable Agent's Warrants exercisable for a period of one year from closing at an exercise price of $0.30.

Emgold will also consider further exploration of the Rozan, Stewart and Holly properties if suitable financing can be arranged.

EMGOLD MINING CORPORATION
(an exploration stage company)
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(unaudited – prepared by management)

EMGOLD MINING CORPORATION EMR-TSX VENTURE
EMPEROR GOLD (U.S.) CORP.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: Investor@langmining.com

November 29, 2002

British Columbia Securities Commission
PO Box 10142
Pacific Centre, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, AB, Canada T2P 3C4

Commission des valeurs mobilières du Québec
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ H4Z 1G3

Dear Sirs:

Re: Quarterly Report for the Period Ended September 30, 2002

The following material was distributed by Emgold Mining Corporation ("the Company") to shareholders appearing on the Company's supplemental mailing list:

1. BC Form 51-901F for the period ended September 30, 2002; and
2. Consolidated Financial Statements for the period ended September 30, 2002.

Sincerely,

EMGOLD MINING CORPORATION

"Rodrigo A. Romo"

Rodrigo A. Romo
Legal Assistant
for **Emgold Mining Corporation**

cc: United States Securities and Exchange Commission – 12g3-2(b) #82-3003

amec

CONSENT OF QUALIFIED PERSON

TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, Stephen Juras, Ph.D., P.Geo., do hereby consent to the filing of the technical report prepared for Emgold Mining Corporation and dated November 1, 2002 in respect of the Idaho-Maryland Mine project, California.

DATED at this 25 day of November, 2002.

Stephen Juras, Ph.D., P. Geo.

AMEC E&C Services Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel +1 604-664-3471
Fax +1 604-664-3057

amec

CONSENT OF QUALIFIED PERSON

TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, Stuart K. Morris P.Geo., do hereby consent to the filing of the technical report sections 1, 7, 8, 9, 10, 13, & 17 prepared for Emgold Mining Corporation and dated November 1, 2002 in respect of the Idaho-Maryland Mine project, California.

DATED at this 25 day of November 2002.

Stuart K. Morris P.Geo.

PROFESSIONAL PROVINCE OF S.K. MORRIS #135066 BRITISH COLUMBIA GEOSCIENTIST

AMEC E&C Services Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel +1 604-664-3471
Fax +1 604-664-3057

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

November 15, 2002

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003

EMGOLD MINING CORPORATION – ANNOUNCES BROKERED PRIVATE PLACEMENT FINANCING

Emgold Mining Corporation (EMR-TSX Venture) is pleased to announce it has entered into an agreement with Canaccord Capital Corporation ("Canaccord") by which Canaccord has agreed to act as agent on a commercially reasonable efforts basis to carry out a private placement of up to 1,600,000 units at a price of $0.25 per unit, for gross proceeds of up to $400,000. Each Unit is comprised of one common share in the capital of Emgold and one non-transferable share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional common share of Emgold for a period of one year from closing, at an exercise price of $0.30. Upon closing Canaccord will receive a commission of 8% in cash, of which the agent may elect to be paid up to one half in Units, and will receive an administration fee. Canaccord will also receive 20% non-transferable Agent's Warrants exercisable for a period of one year from closing at an exercise price of $0.30.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and the Agent's compensation are subject to a hold period and may not be traded for four months from closing, except as permitted by the *British Columbia Securities Act* and the Rules made thereunder and the TSX Venture Exchange.

Proceeds from the private placement will be used for the further development of the Idaho-Maryland Gold Property in Grass Valley, California including property payments, administrative, legal, accounting and audit costs as well as for general corporate purposes and working capital. Based on the recommendations from the recent Technical Report prepared by AMEC E&C Services Ltd. (AMEC), Emgold will continue to work on geological interpretations in areas where historic information is available that have yet to be reviewed by the project team. Emgold with AMEC are currently completing a scoping study to define a development plan including surface drilling and underground exploration and development programs for the Idaho-Maryland.

The completed Technical Report has been posted on http://www.sedar.com/ and on the Company's website http://www.emgold.com/.

William J. Witte, P. Eng
President and CEO

For further information please contact:
William J. Witte, President and CEO
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

November 7, 2002

Ticker Symbol: **EMR**-TSX Venture
SEC 12g3-2(b): 82-3003

EMGOLD MINING CORPORATION – RECEIVES TECHNICAL REPORT ON THE IDAHO-MARYLAND PROPERTY

Emgold Mining Corporation (Emgold) (EMR-TSX Venture) is pleased to announce receipt of the now completed Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the "Technical Reports") on its Idaho-Maryland Property located in Grass Valley, California. Emgold engaged AMEC E&C Services Ltd. (AMEC) to provide an independent Qualified Person's review and evaluation of the Idaho-Maryland Project. The primary objective of the Technical Report was the definition of a revised resource for the Idaho-Maryland Property. The independent review by AMEC supports the 2002 Idaho-Maryland project mineral resource estimate and its positive exploration potential for additional gold mineralization.

The Technical Report presents the current Measured and Indicated Mneral Resources for the Idaho-Maryland as 1.575 million tons at 0.21 ounces of gold per ton and an additional Inferred Mineral Resource of 2.413 million tons at 0.26 ounces of gold per ton. Using the historic Idaho-Maryland Mine Call Factor (MCF) of 1.44, the Measured and Indicated Mineral Resource grade is 0.27 ounces of gold per ton containing 423,000 ounces of gold and Inferred Minerals Resources grading 0.37 ounces per ton containing an additional 898,000 ounces of gold.

The Technical Report states, "Historically the planned mill feed tonnage and gold grade rarely matched the actual results. This was a result of a variety of factors that could be resolved by adjusting the planned production by a constant number. This number or factor is called the multiplier factor or mine call factor. Commonly, these deposit types typically under-predict the gold produced." The report also states, "Two factors were calculated: a "model" (underground sampling) to "mine" (muck car sampling) factor, equal to 1.21, and a "mine" to "mill" factor, calculated to be 1.19. The total Mine Call Factor is equal to 1.44. AMEC reviewed the work done by JAA (James Askew and Associates) and agrees with their results. The use of the Mine Call Factor can be used to establish a relationship between the historic underground channel samples and expected production. This factor should only be used on the nuggety vein system data. The more homogeneous slate hosted mineralization should not be factored at any resource category."

The Idaho-Maryland Property is located in Grass Valley; California, which is one of the most famous mining districts in California. Placer gold was first found in Wolf Creek in 1848 and gold-bearing quartz was discovered at Gold Hill in 1850. The original claim on the Idaho-Maryland Mine Property was staked in 1851 and high-grade gold

mineralization was discovered in 1863. The principal mines in the area included the North Star, Empire, Idaho-Maryland, Pennsylvania and W.Y.O.D. mines. Over the approximately 106 years of gold mining activity in the Grass Valley district from 1850 to 1956, it has been estimated that a total of 17 million ounces (529 million grams) of gold were produced, the Empire mine yielding an estimated 5.80 million ounces (180 million grams) and the Idaho-Maryland Mine Property yielding 2.38 million ounces (74 million grams) of gold from 5,546,000 short tons or a recovered grade of 0.43 ounces of gold per short ton. The Empire mine was mined to the 5,000-foot (1,524 m) level whereas the adjacent Idaho-Maryland Mine Property was mined only to the 3,280-foot (1,000 m) level.

The Technical Report includes a thorough review of the historical information available on the Idaho-Maryland Mine up to the time of closure in 1956 as well as recent work completed by Emgold. The primary objective of the Technical Report is to summarize the available data and present revised resources to allow Emgold to move the development of the Idaho-Maryland forward in accordance with National Instrument 43-101.

The following is reprinted from the Summary of the Technical Report:

"The 2002 mineral resource for the Idaho-Maryland property was estimated under the direction of Emgold's Qualified Person, Mr. Mark Payne (Registered Geologist 7067, State of California), using traditional longitudinal sections and 3D geologic models by commercial mine planning software (Vulcan®). AMEC validated the evidence for the pertinent vein/structural interpretation data support and consistency. All examples based on the underground data demonstrated good data back-up and sound projection limits. The interpretations covering the drill hole intercepts also were sound and reasonably projected. However, the latter is hampered by the uncertainty in spatial location of the drill hole intercept due to the holes not having been down hole surveyed. AMEC also checked numerous resource blocks for correct tabulation of sample values, reasonable projection limits, and volumetric and trigonometric calculations. The checked blocks were properly constructed and calculated.

"The mineral resource classification of the Idaho-Maryland deposits used logic consistent with the CIM definitions referred to National Instrument 43-101. AMEC assessed the criteria used by Emgold for this classification and generally agreed with them. Emgold's classification protocol was amended to classify mineral resources outlined by single drill hole intercepts as "inferred" and to downgrade any resource blocks that demonstrate a degree of uncertainty in the grade estimate due to the presence of numerous +1 opt Au assayed samples (mostly originally measured resources downgraded to indicated resources). In the case of the latter condition, those blocks will remain in the downgraded resource category until such time that a proper investigation is carried out to set appropriate grade capping levels at Idaho-Maryland.

"The mineralization of the Idaho-Maryland project as of November 5, 2002, is classified as measured, indicated and inferred mineral resources. The classified mineral resources are shown in Table 1.1. The Idaho-Maryland mineral resource was reported at a 0.10 opt Au cut-off grade. All estimated resource blocks equal to or greater than 0.10 opt Au were tabulated in the summary."

Table 1-1: Idaho-Maryland Project Mineral Resource Summary, October 25, 2002

	True Thickness (ft)	Tonnage (tons)	Gold Grade (opt)	Gold (oz)	Gold Grade (opt) 1.44 MCF	Gold (oz) 1.44 MCF[1]
Eureka Group						
Measured Mineral Resource	6.5	17,000	0.18	3,000	0.29	5,000
Indicated Mineral Resource	5.7	41,000	0.27	11,000	0.37	15,000
Measured + Indicated Mineral Resources	**5.9**	**58,000**	**0.24**	**14,000**	**0.34**	**20,000**
Inferred Mineral Resources	9.5	393,000	0.21	81,000	0.30	117,000
Idaho Group						
Measured Mineral Resource	17.5	129,000	0.24	31,000	0.34	44,000
Indicated Mineral Resource	13.4	151,000	0.41	62,000	0.60	90,000
Measured + Indicated Mineral Resources	**15.3**	**280,000**	**0.33**	**93,000**	**0.48**	**134,000**
Inferred Mineral Resources	10.4	791,000	0.24	190,000	0.35	274,000
Dorsey Group						
Measured Mineral Resource	11.9	59,000	0.22	13,000	0.32	19,000
Indicated Mineral Resource	7.2	102,000	0.32	33,000	0.47	47,000
Measured + Indicated Mineral Resources	**8.9**	**161,000**	**0.29**	**46,000**	**0.42**	**66,000**
Inferred Mineral Resources	9.6	941,000	0.30	285,000	0.46	410,000
Brunswick Group						
Measured Mineral Resource	8.0	63,000	0.17	11,000	0.25	16,000
Indicated Mineral Resource	6.2	107,000	0.28	30,000	0.40	43,000
Measured + Indicated Mineral Resources	**6.9**	**170,000**	**0.24**	**41,000**	**0.34**	**59,000**
Inferred Mineral Resources	7.3	288,000	0.23	67,000	0.34	96,000
Waterman Group						
Measured Mineral Resource	70.7	831,000	0.15	127,000		
Indicated Mineral Resource	30.5	75,000	0.21	16,000		
Measured + Indicated Mineral Resources	**67.3**	**906,000**	**0.16**	**144,000**		
Idaho-Maryland Project[2]						
Measured Mineral Resource 1	13.2	268,000	0.22	58,000	0.31	84,000
Measured Mineral Resource 2	70.7	831,000	0.15	127,000	0.15	127,000
Indicated Mineral Resource	12.5	476,000	0.32	152,000	0.44	211,000
Measured + Indicated Mineral Resources	**43.3**	**1,575,000**	**0.21**	**337,000**	**0.27**	**423,000**
Inferred Mineral Resources	9.6	2,413,000	0.26	623,000	0.37	898,000

1. MCF = Mine Call Factor (not applicable to Waterman Group resources). **2**. Idaho-Maryland measured resources are split into two categories: 1. the Eureka, Idaho, Dorsey, and Brunswick Groups, and 2. the Waterman Group (stockwork/slate type ore).

Bill Witte, P. Eng., Emgold's President stated, "We are very pleased with the results of the Technical Report because it confirms a solid baseline resource with newly defined near surface exploration potential combined with the historic deeper exploration targets. Our knowledge and understanding of the structural geology of the Idaho-Maryland will allow us to move forward with an exciting exploration and development program. This program is currently being developed by Emgold's project team with assistance by AMEC and will be announced upon completion of the scoping study."

Concurrent with the preparation of the Technical Report, Emgold and AMEC are completing a scoping study to further define further work including the necessary permitting requirements to initiate a development plan including surface drilling and underground exploration and development programs for the Idaho-Maryland. The

surface-drilling program will allow Emgold to test the recently developed understanding of the structural complexity of the Idaho-Maryland while exploring additional resource potential above the Id 1000 Level. A preliminary assessment will be completed to evaluate the economics of exploration and development down to the Id 1000 Level and deeper, with ultimate access to the Br 3280 Level.

The complete Technical Report will be posted on www.sedar.com and on the Company's website www.emgold.com.

On Behalf of the Board of Directors

William J. Witte, P. Eng.
President and CEO

For further information please contact:
William J. Witte, President and CEO
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

02 DEC 11 AM 9:27

EMGOLD MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

November 29, 2002

Ticker Symbol: **EMR**-TSX Venture
SEC 12g3-2(b): 82-3003

EMGOLD ANNOUNCES DEBT CONVERSION

Emgold Mining Corporation (the "Company") is pleased to announce that it has reached agreement with Frank A. Lang and Lang Mining Corporation (collectively, "Lang") by which Lang will accept an approximate total of 3.95 million Series A First Preference Shares in full satisfaction of an aggregate $790,000 of indebtedness owing to Lang. The indebtedness arises from previous advances made by Lang over a prolonged period in providing financial support to Emgold. The debt conversion will be subject to regulatory approval.

The Series A First Preference Shares will rank in priority to Emgold's common shares and will be entitled to fixed cumulative preferential dividends at a rate of 7% per annum. The shares will be redeemable by the Company at any time on 30 days written notice at a redemption price of $0.20 per share, but are redeemable by the holder only out of funds available that are not in the Company's opinion otherwise required for the development of the Company's mineral property interests or to maintain a minimum of $2 million in working capital.

The Series A First Preference Shares will be convertible into common shares at any time at a ratio of one (1) common share for every four (4) Series A First Preference Shares. The shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 (U.S.) per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

The Series A First Preference Shares will be non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

William J. Witte, P.Eng
President and Chief Executive Officer

For further information please contact:
William J. Witte, President and CEO
at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400

No regulatory authority has approved or disapproved the information contained in this news release.

02 DEC 11 AM 9:21

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

November 29, 2002

Ticker Symbol: **EMR**-TSX Venture
SEC 12g3-2(b): 82-3003

EMGOLD INCREASES FINANCING

Emgold Mining Corporation (EMR-TSX Venture) is pleased to announce that the brokered private placement with Canaccord Capital Corporation, previously announced on November 15, 2002, has been increased from 1,600,000 units to 2,000,000 units at a price of $0.25 per unit, for gross proceeds of up to $500,000. All other terms and conditions of the previously announced brokered private placement remain the same.

Proceeds from the private placement will be used for the further development of the Idaho-Maryland Gold Property in Grass Valley, California including property payments, administrative, legal, accounting and audit costs as well as for general corporate purposes and working capital. Based on the recommendations from the recent Technical Report prepared by AMEC E&C Services Ltd. (AMEC), Emgold will continue to work on geological interpretations in areas where historic information is available that have yet to be reviewed by the project team. Emgold with AMEC are currently completing a scoping study to define a development plan including surface drilling and underground exploration and development programs for the Idaho-Maryland.

The completed Technical Report has been posted on http://www.sedar.com/ and on the Company's website http://www.emgold.com/.

This financing is expected to close promptly upon receipt of regulatory approval.

William J. Witte, P. Eng.
President and CEO

For further information please contact:
William J. Witte, President and CEO
at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.


EMGOLD Mining Corporation



Idaho-Maryland Mine
Technical Report

November 2002
U885A

amec

EMGOLD MINING CORPORATION

TECHNICAL REPORT

1.0 SUMMARY

Emgold Mining Corporation (Emgold) has asked AMEC E&C Services Ltd. (AMEC) to provide an independent Qualified Person's review and evaluation of the Idaho-Maryland Project. The work entailed the preparation of a Technical Report as defined in National Instrument 43-101, *Standards of Disclosure for Mineral Projects*, and in compliance with Form 43-101F1 (the "Technical Reports"). Stephen Juras, P.Geo., an employee of AMEC, served as the Qualified Person responsible for preparing the Technical Report. Information and data for the review and report were obtained from the Idaho-Maryland project site during a visit by AMEC on October 3 to 11, 2002. Additional information was obtained from the Emgold head office in Vancouver, B.C.

The Idaho-Maryland project is a structurally controlled, mesothermal gold deposit situated in the northern portion of the Sierra Nevada Foothills Gold Belt. It is located 2.5 miles (4 km) east of Grass Valley, Nevada County, within the State of California. This property comprises approximately 2,750 acres (1,113 ha) of mineral lands, with 37 acres (14.97 ha) of surface rights centered around the New Brunswick shaft, and 56 acres (22.65 ha) of surface rights west of the Idaho shaft. The mineral rights are defined as subparcels in a Quit Claim Deed. The mineral rights are restricted to a variable depth from surface and in general, are contiguous below 200 ft (60m) from surface. Emgold has an agreement with the mineral rights holders (BET Group) that includes a mining lease and option to purchase the property. The term of the lease agreement is five years commencing on June 1, 2002. During the term of the lease agreement, any production from the property will be subject to a 3% Net Smelter Royalty (NSR).

The shape of the Idaho-Maryland ore deposit is controlled by the regional-scale Weimar Fault (also known as the 6-3 Fault) and the district-scale Spring Hill Tectonic Mélange Zone. The Weimar Fault is a right-lateral wrench fault that transects an accreted terrane along its 50-mile (80 km) course. It truncates all structures of the Idaho-Maryland Mine and forms the blunt eastern termination of the wedge-shaped ore deposit. The varying styles of mineralization present at the Idaho-Maryland Project are typical of those commonly found in mesothermal lode gold deposits worldwide. At least four basic types of mineralization have been recognized to contain significant gold deposits. In order of importance, these include (1) gold-quartz veins, (2) mineralized black slate bodies, (3) mineralized diabasic slabs, and (4) altered, mineralized ultramafic schists. The veins consist primarily of quartz, which is milky white, massive to banded, sheared, and brecciated. Gold occurs as native gold, ranging from very fine grains within the quartz to leaves or sheets along fractures.

Emgold defined a revised, comprehensive geological model for the project area. Key components to this model are: i) the concept of tectonic fragments or slabs within the Spring Hill Tectonic mélange; ii) a consistent structural interpretation, on both a property and local (stope) level, with specific definition of the Idaho Deformation Corridor and its make-up of a braided network of high-strain zones; and iii) identification of structural features that act as potential hosts to auriferous vein sets.

The late Jurassic Spring Hill Mélange unit comprises a chaotic assemblage of clasts dismembered from the Jurassic Lake Combie Complex and its underlying oceanic crustal basement. It is a district-scale structure that underlies a 4.0 mile^2 (10 km^2) area and dominates the property geology. The mélange unit is 0.80 miles (1,300 m) wide, extends for 4 miles (6,400 m) in a 300° orientation, and crosscuts the regional structural grain. The serpentinite matrix of the mélange is well foliated and highly deformed. Locally it is comprised of a talc schist or talc + chlorite schist assemblage. The serpentinite matrix contains chaotic tectonic clasts or "slabs." The fragments range from fist-size clasts to megaclasts up to 1.5 x 0.62 miles (2,400 x 1,000 m) in dimension, and are monolithologic to heterolithologic in composition. Slab lithologies vary from meta-volcanic flows and volcaniclastic units, fine grained metasedimentary units (cherts, slates), diabase and gabbro. The large *Brunswick Slab* borders the Idaho Mine to the south and extends eastward for 1.5 miles (2,400 m). All of the significant gold production from the Idaho-Maryland Mine was localized within the matrix and tectonic slabs of Spring Hill Mélange unit.

Idaho Deformation Corridor is a braided zone of high strain that extends along the entire length of the Idaho-Maryland ore deposit. The corridor averages 500 ft (150 m) in width and is traceable for 2.0 miles (3 km) along a 275° to 290° strike. The zone dips 60° to 70° S and extends to the deepest levels of the mine at 0.62 miles (1 km). Within the corridor are less strained blocks of ground, with the high-strain zones occurring in a braided pattern or network throughout. The Brunswick Slab defines the southern boundary of the high-strain zone for nearly its entire length. The L Fault forms the northern boundary. In general, the zone contains both linear and non-linear fault members and exhibits a dominant normal vertical displacement with a much weaker component of right-lateral horizontal displacement. The linear and non-linear fault members have strong deformational fabric, well-developed gouges, and host the large, high-grade oreshoots of the mine.

Four general structural features identified at the Idaho-Maryland property have been considered favorable configurations for developing gold mineralized vein sets. These are: 1) mine-scale boudinage neck features developed within the serpentinite matrix of the Spring Hill Mélange unit; 2) the occurrence of tectonic slabs within the serpentinite matrix of the Mélange unit; 3) local flexures and irregularities in the plane of the

Weimar Fault Zone that create shattered quartz stockwork zones; and 4) high-grade vein arrays localized underneath prominent, shallowly dipping link fault/veins of fault duplexes.

The database to support the Idaho-Maryland mineral resource estimate contains over 36,000 gold assays, the majority of which were taken from underground samples (mostly channel samples). Those from diamond drill holes comprise only a minor portion of the assay database. The assay data reside as handwritten entries on assay plans (1" to 50 ft) for all mine levels. Drill hole assay data accompany the intercepts on these plan maps, and copies of assay certificates also are present for the final 10 years of production.

The samples were fire-assayed at former mine site laboratories. No records exist of any QA/QC program. Sample quality was inferred by the reconciliation of historic production records to underground sample data. These studies, as well as a recent investigation on mill-to-resource prediction show that the resource or reserve estimates consistently underestimated the amount of gold produced by milling, a discrepancy most likely reflective of sample size influence rather than laboratory technique. High nugget value deposits with coarse gold areas are best sampled with large sizes, which was not common practice at the time. Therefore, any estimates made using this historic data should include comparisons with values unadjusted and adjusted for the regular underreporting of grade (i.e., call factor).

AMEC believes that the comprehensive set of assay plans, supported by records of muck car stope samples and mapped geology data, as well as the detailed historical production records, all support the integrity of the assay data for the Idaho-Maryland project. These data are deemed suitable for use in mineral resource estimation. AMEC also checked data transcription onto assay plans from copies of original assay certificates and from assay plan to mineral resource worksheets and concluded that the data are sufficiently free of error to be adequate for resource estimation.

AMEC reviewed the mill operating statistics for 1934, 1936, 1937, 1938, 1941, and 1947. Results indicate stable overall gold recoveries and metallurgical response to gravity, flotation, and cyanidation:

- Overall gold recoveries ranged from 93.8% to 97.2%.
- Gold production using gravity recovery methods ranged from 61% to 69%, averaging approximately 65.4%.
- The ore contains approximately 1.5% to 2% sulfides. Gold produced via flotation of the sulfides ranged from 30.3% to 36.9% with an average of 33.4%.

AMEC believes that the use of modern technology will result in gold recoveries that are consistent — and likely higher — than those achieved in the early milling circuits at the Idaho-Maryland mill in the 1930s and 1940s.

AMEC conducted a reconnaissance review of the distribution of gold mineralization at Idaho-Maryland. The observed distribution on cumulative probability plots shows typical lognormal trends. Each vein system does appear to have a unique grade distribution and that the higher-grade distributions (greater than 1 oz/ton (34 g/t) Au values) are an integral part of a system's population. AMEC recommends that Emgold conduct a more detailed statistical review of the gold assay data. The review, by vein system and mineralization type, would assist in future grade interpolation and in the selection of appropriate gold capping levels. Until such an analysis is undertaken, the resource estimates should be reported using uncapped grades. Exposure to extreme grades was evaluated by resource block and dealt with through classification protocol.

The 2002 mineral resource for the Idaho-Maryland property was estimated under the direction of Emgold's Qualified Person, Mark Payne (Registered Geologist 7067, State of California), using traditional longitudinal sections and 3-D geologic models by commercial mine planning software (Vulcan®). AMEC validated the evidence for the pertinent vein/structural interpretation data support and consistency. All examples based on the underground data demonstrated good data back-up and sound projection limits. The interpretations covering the drill hole intercepts also were sound and reasonably projected. However, the latter is hampered by the uncertainty in spatial location of the drill hole intercept due to the holes not having been down hole surveyed. AMEC also checked numerous resource blocks for correct tabulation of sample values, reasonable projection limits, and volumetric and trigonometric calculations. The checked blocks were properly constructed and calculated.

The mineral resource classification of the Idaho-Maryland deposits used logic consistent with the CIM definitions referred to National Instrument 43-101. AMEC assessed the criteria used by Emgold for this classification and generally agreed with them. Emgold's classification protocol was amended to classify mineral resources outlined by single drill hole intercepts as "inferred" and to downgrade any resource blocks that demonstrate a degree of uncertainty in the grade estimate due to the presence of numerous +1 oz/ton Au assayed samples (mostly originally measured resources downgraded to indicated resources). In the case of the latter condition, those blocks will remain in the downgraded resource category until such time that a proper investigation is carried out to set appropriate grade capping levels at Idaho-Maryland.

The mineralization of the Idaho-Maryland project as of October 25, 2002, is classified as measured, indicated and inferred mineral resources. The classified mineral resources are shown in Table 1-1. The Idaho-Maryland mineral resource was reported at a 0.10 oz/ton Au cut-off grade. All estimated resource blocks equal to or greater than 0.10 oz/ton Au were tabulated in the summary.

The revised geologic model for the Idaho-Maryland site should be tested for new areas of mineralization throughout the project area. AMEC strongly recommends that Emgold test their deposit model by a surface-based diamond drill program on three to five priority targets. Each target will require several drill holes, approximately 600 ft (200 m) to 1,400 ft (425 m) in length. Eventually the exploration work will need to continue from underground stations. Plans for this phase are currently being evaluated in a preliminary assessment study. Best areas for relatively shallow, higher-grade gold mineralization occur around the Idaho shaft, in and around the Idaho Structural Corridor. Drilling access would be from an exploration decline. AMEC supports this exploration concept and planning efforts.

Permitting will be an important part of any future work. Two aspects of the project that need to be addressed in the permitting process are: 1) requirements for a surface-based exploratory phase, and 2) requirements for underground development. The exploratory phase may be exempt from certain regulatory requirements required for underground development. Such an alternative may allow surface-based exploration activities to proceed while work is in progress to permit the mining operations within six months of project initiation. Together, these processes indicate a schedule of between 12 and 24 months to meet the necessary environmental and permit requirements.

Table 1-1: Idaho-Maryland Project Mineral Resource Summary, October 25, 2002

	True Thickness (ft)	Tonnage (tons)	Gold Grade (opt)	Gold (oz)	Gold Grade (opt) 1.44 MCF	Gold (oz) 1.44 MCF[1]
Eureka Group						
Measured Mineral Resource	6.5	17,000	0.18	3,000	0.29	5,000
Indicated Mineral Resource	5.7	41,000	0.27	11,000	0.37	15,000
Measured + Indicated Mineral Resources	**5.9**	**58,000**	**0.24**	**14,000**	**0.34**	**20,000**
Inferred Mineral Resources	9.5	393,000	0.21	81,000	0.30	117,000
Idaho Group						
Measured Mineral Resource	17.5	129,000	0.24	31,000	0.34	44,000
Indicated Mineral Resource	13.4	151,000	0.41	62,000	0.60	90,000
Measured + Indicated Mineral Resources	**15.3**	**280,000**	**0.33**	**93,000**	**0.48**	**134,000**
Inferred Mineral Resources	10.4	791,000	0.24	190,000	0.35	274,000
Dorsey Group						
Measured Mineral Resource	11.9	59,000	0.22	13,000	0.32	19,000
Indicated Mineral Resource	7.2	102,000	0.32	33,000	0.47	47,000
Measured + Indicated Mineral Resources	**8.9**	**161,000**	**0.29**	**46,000**	**0.42**	**66,000**
Inferred Mineral Resources	9.6	941,000	0.30	285,000	0.46	410,000
Brunswick Group						
Measured Mineral Resource	8.0	63,000	0.17	11,000	0.25	16,000
Indicated Mineral Resource	6.2	107,000	0.28	30,000	0.40	43,000
Measured + Indicated Mineral Resources	**6.9**	**170,000**	**0.24**	**41,000**	**0.34**	**59,000**
Inferred Mineral Resources	7.3	288,000	0.23	67,000	0.34	96,000
Waterman Group						
Measured Mineral Resource	70.7	831,000	0.15	127,000		
Indicated Mineral Resource	30.5	75,000	0.21	16,000		
Measured + Indicated Mineral Resources	**67.3**	**906,000**	**0.16**	**144,000**		
Idaho-Maryland Project[2]						
Measured Mineral Resource 1	13.2	268,000	0.22	58,000	0.31	84,000
Measured Mineral Resource 2	70.7	831,000	0.15	127,000	0.15	127,000
Indicated Mineral Resource	12.5	476,000	0.32	152,000	0.44	211,000
Measured + Indicated Mineral Resources	**43.3**	**1,575,000**	**0.21**	**337,000**	**0.27**	**423,000**
Inferred Mineral Resources	9.6	2,413,000	0.26	623,000	0.37	898,000

1. MCF = Mine Call Factor (not applicable to Waterman Group resources). 2. Idaho-Maryland measured resources are split into two categories: 1. the Eureka, Idaho, Dorsey, and Brunswick Groups, and 2. the Waterman Group (stockwork/slate type ore).